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Bionomics Limited

Tuesday 1 November 2005

05012619

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SEC MAIL PROCESSING
RECEIVED
NOV 15 2005
WASH, D.C. 203 SECTION

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per
Stephen Birrell
CFO & Company Secretary

PROCESSED
NOV 18 2005
THOMSON
FINANCIAL

11/17

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Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
1 November 2005

BIONOMICS GRANTED PATENT FOR ANTI-CANCER COMPOUNDS

Bionomics reports significant progress in its cancer therapeutics program

Bionomics (ASX:BNO, BNOOA, BNOOB, US OTC:BMICY) today announced that it has been granted a patent in New Zealand for a series of compounds that have shown promise as potential new treatments for cancer.

Bionomics is currently developing the compounds as "vascular targeting agents" for the treatment of solid tumours. Vascular targeting agents act by starving tumors of the blood flow they require to grow.

Dr. Bernard Flynn, a co-inventor of the compounds and now VP of Chemistry of Bionomics, stated that "This patent covers a range of structures that have demonstrated significant efficacy as anticancer agents. These compounds have resulted from application of our MultiCore® chemistry platform to vascular targeting, a highly promising new area of anticancer drug discovery. This is a field of intense interest within the industry, and our compounds offer the competitive advantages of exceptional potency and superior drug–likeness."

The granted patent was originally licensed to Iliad Chemicals Pty Ltd by the Australian National University and the US Government. Iliad was acquired by Bionomics on 1 July 2005.

Significant progress in Bionomics anticancer program

In announcing the grant of the patent, Bionomics also reported that rapid progress in the vascular targeting agent program has resulted in the identification of six lead candidate compounds. Further testing will enable the selection of a nominated clinical candidate. Bionomics anticipates that this further work will be completed in the first quarter of 2006.

"Following the acquisition of Iliad, we have rolled out a comprehensive integration program to bring together Bionomics' Angene® platform in cancer biology with the MultiCore® chemistry technology. This effort has already borne fruit in the identification of several promising anti-cancer leads" stated Dr. Deborah Rathjen, CEO and Managing Director of Bionomics.

At the completion of the acquisition of Iliad Chemicals Pty Ltd earlier this year, a plan for further evaluating in excess of 90 active compounds was implemented. The execution of this plan has enabled Bionomics to select potent vascular targeting compounds with desirable drug-like properties to move forward, prior to commencement of manufacture of drug compound and formal toxicology which will support clinical development of the preferred anti-cancer vascular targeting compound. Each of the compounds currently under evaluation is

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proprietary to the Company with both composition of matter and use patent claims under examination."

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

About the Patent

Country: New Zealand
Number: 527029 (Formerly Application No. 527029)
Date: 1 February 2002
Invention: "Synthesis for the preparation of compounds for screening as potential tubulin binding agents"
Expires: 1 February 2022

About Bionomics Limited

Bionomics (ASX:BNO, BNOOA; BNOOB, US OTC:BMICY) discovers and develops innovative therapeutics, working with partners to maximise wealth for shareholders. The Company leverages its proprietary platforms MultiCore®, ionX® and Angene® to discover new treatments for CNS disorders, including anxiety and epilepsy, and cancer.

For more information about Bionomics, visit www.bionomics.com.au

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

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Bionomics Limited

Thursday 3 November 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

for Stephen Birrell
CFO & Company Secretary

82-34682

BIONOMICS LIMITED
ABN: 53 075 582 740

ASX RELEASE
3 November 2005

Notice of outcome in respect of resolutions put to Annual General Meeting held at 10.30am 3 November 2005.

Bionomics Limited hereby gives notice to the Australian Stock Exchange Limited ("ASX") that shareholders of the Company passed all resolutions (i.e. Items 2 to 7 inclusive) considered before the meeting today.

With respect to Resolution 2, **re-election of Dr Peter Jonson as a Non-Executive Director and Chairman**, the total number of proxy votes in respect of which the appointments specified that:

(i)	The proxy is to vote for the resolution	64,860,727
(ii)	The proxy is to vote against the resolution	87,233
(iii)	The proxy is to abstain on the resolution	18,000
(iv)	The proxy may vote at the proxy's discretion	4,725,127

With respect to Resolution 3, **approval re-election of Dr George Jessup as a Non-Executive Director**, the total number of proxy votes in respect of which the appointments specified that:

(i)	The proxy is to vote for the resolution	64,859,684
(ii)	The proxy is to vote against the resolution	88,276
(iii)	The proxy is to abstain on the resolution	18,000
(iv)	The proxy may vote at the proxy's discretion	4,725,127

With respect to Resolution 4, **re-election of Mr Peter Maddern as a Non-Executive Director**, the total number of proxy votes in respect of which the appointments specified that:

(i)	The proxy is to vote for the resolution	64,874,160
(ii)	The proxy is to vote against the resolution	127,133
(iii)	The proxy is to abstain on the resolution	18,000
(iv)	The proxy may vote at the proxy's discretion	4,671,794

With respect to Resolution 5, **approval of the issue of shares to Directors**, the total number of proxy votes in respect of which the appointments specified that:

(i)	The proxy is to vote for the resolution	61,802,550
(ii)	The proxy is to vote against the resolution	434,118
(iii)	The proxy is to abstain on the resolution	15,000
(iv)	The proxy may vote at the proxy's discretion	4,713,127

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With respect to Resolution 6, **approval of the proposed issue of shares and share options to Dr Deborah Rathjen**, the total number of proxy votes in respect of which the appointments specified that:

(i)	The proxy is to vote for the resolution	61,785,706
(ii)	The proxy is to vote against the resolution	432,247
(iii)	The proxy is to abstain on the resolution	15,000
(iv)	The proxy may vote at the proxy's discretion	4,731,842

With respect to Resolution 7, **approval of the Bionomics Limited Employee Share Plan**, the total number of proxy votes in respect of which the appointments specified that:

(i)	The proxy is to vote for the resolution	61,955,004
(ii)	The proxy is to vote against the resolution	243,645
(iii)	The proxy is to abstain on the resolution	37,304
(iv)	The proxy may vote at the proxy's discretion	4,728,842

The Notice of Annual General Meeting and accompanying documents were lodged with ASX on 30 September 2005.

This notice is given in accordance with ASX Listing Rule 3.13.2.

STEPHEN BIRRELL
COMPANY SECRETARY
BIONOMICS LIMITED

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Bionomics Limited

Thursday 3 November 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per

Stephen Birrell
CFO & Company Secretary

82-34682

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
3 November 2005

BIONOMICS LICENSES TWO EPILEPSY DIAGNOSTICS TO LABORATORY CORPORATION OF AMERICA

Bionomics (ASX:BNO, BNOOA, US OTC:BMICY) announced today that it has licensed two genetic tests for the diagnosis of epilepsy to Laboratory Corporation of America® Holdings (LabCorp®) (NYSE:LH).

LabCorp had annual sales in excess of US$3.0 billion in 2004 and is the second largest provider of diagnostic services in the US. Through its national network of 33 clinical laboratories and approximately 1,300 patient service centers, LabCorp provides clinical testing services to more than 220,000 physicians, government agencies, managed care organisations, hospitals, clinical labs, and pharmaceutical companies.

The tests licensed to LabCorp will assist physicians to distinguish and properly treat a variety of seizure disorders that occur in infants and young children. Bionomics will receive upfront fees and royalties on the sale of the tests by LabCorp.

"We are very pleased that these two important diagnostic products will soon be made available through LabCorp's extensive network in the US. We are hopeful that their appropriate use by physicians will lead to improved care for infants with epilepsy." said Bionomics' CEO and Managing Director, Dr. Deborah Rathjen. "This is a medical advancement, as well as another significant commercial milestone for our company."

The first test is for a condition known as Severe Myoclonic Epilepsy of Infancy (SMEI). SMEI is a "catastrophic" epilepsy with a high mortality rate and association with mental retardation. Accurate diagnosis is important as some standard drugs for epilepsy may actually aggravate seizures in SMEI patients.

The second test, called the Benign Familial Seizures Panel, is based on the identification of mutations in three different genes that are associated with seizures. It may be useful in diagnosis for many children under one year of age that experience seizures without fever.

"Seizures in infants and young children can be difficult to diagnose for physicians and are extremely distressing for parents. We are gratified that these tests will now be widely available to assist physicians in diagnosis," said Dr. Samuel Berkovic of the University of Melbourne, a co-inventor of both tests. "This should lead to improved care for the children affected and greater peace of mind for their parents."

Under the terms of the license agreement, LabCorp will pay Bionomics an upfront fee

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on signing and royalty payments on net sales. Further details of the license agreement are unable to be disclosed for commercial reasons.

LabCorp is the first licensee of Bionomics' BFSP test and the third licensee for the SMEI test.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

About Bionomics Limited

Bionomics (ASX:BNO, BNOOA; BNOOB, US OTC:BMICY) discovers and develops innovative therapeutics, working with partners to maximise wealth for shareholders. The Company leverages its proprietary platforms MultiCore®, ionX® and Angene® to discover new treatments for CNS disorders, including anxiety and epilepsy, and cancer.

For more information about Bionomics, visit www.bionomics.com.au

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

Bionomics Limited

Thursday 3 November 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

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CHAIRMAN'S ADDRESS TO SHAREHOLDERS – NOVEMBER 2005

AS DELIVERED BY DEPUTY CHAIRMAN, PETER MADDERN

Ladies and Gentlemen, fellow Shareholders,

SLIDE 1

Good morning, my name is Peter Maddern and I will be your chairman of this Bionomics Annual General Meeting. Unfortunately, Peter Jonson, the company's chairman, fell ill on the weekend and underwent surgery yesterday and is therefore unable to either attend this meeting or to his duties as Chairman for the next few weeks.

At yesterday's Board meeting, my fellow directors appointed me as Deputy Chairman during the period of Peter's absence and as a part of fulfilling that role it is my pleasure to be Chairman of this AGM.

It is presently anticipated that Peter will make a complete recovery and, subject to the vote of shareholders at this meeting in relation to his re-election, is expected to be able to resume his duties as Chairman of our company at the beginning of the new year. All our best wishes are with him and his family at this time and we hope his recovery is as complete and rapid as presently predicted.

SLIDE 2

Accordingly, as Chairman of this meeting I shall now proceed to read the Chairman of the Company's report before handing over to Dr Rathjen to present to you the review of the Company's operations:

SLIDE 3

Strategy

In February of this year, the Board spent some time reviewing the Company's strategy, in particular, those elements which were requirements for growing the Company's market capitalization very significantly over the next 3 years. We set a target of $200 million in 2008 for the next phase of the Company's development. The Company is implementing a strategy which in 2008 aims to see the Company have 2 clinical programs and 5 preclinical programs. These will represent potential new treatments for serious medical conditions such as breast cancer, multiple sclerosis, anxiety and epilepsy. Bionomics will continue to out-license non-core assets as is the case with the diagnostic tests for children with epilepsy. The Board believes that this strategy has the best chance of delivering shareholder value – in part because analysts and the financial markets know how to value companies progressing new treatments through clinical trials, but also,

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because the potential new treatments may significantly improve the health of sufferers of the diseases we aim to treat; cancer patients for example.

SLIDE 4

We strongly believe that consolidation of the Australian biotechnology sector will occur. Expert commentators in the sector believe that it must occur – there are too many small listed companies which lack the size and financial resources to fully develop their exciting products. Bionomics has already demonstrated its preparedness to be an active participant in consolidation as our acquisition of Iliad Chemicals attests. The acquisition of Iliad has positioned Bionomics well to execute the strategy set down by your Board and we are delighted that the acquisition is already delivering the anticipated synergies in our therapeutic programs.

Share Price Performance

2004-2005 was a year in which the Company met all of its published objectives as the Bionomics' Scorecard demonstrates. Our greatest disappointment during 2004-2005 was the continued decline in Bionomics share price. It is probably of small comfort to shareholders that the decline in Biotech company share price performance has been an industry-wide problem, exacerbated in the first half of 2005 by the departure of a large institutional fund from the sector. We have undertaken a program of broker, analyst and institutional investor meetings to ensure the market is aware of the changes taking place at Bionomics and is informed about the Company's progress.

Financials

SLIDE 5

Our financial position is such that we have the financial resources to allow the strategy to be developed and for new milestones to be achieved.

Total revenues for the last financial year were $3.17 million – a 60% increase over the prior year and aided by the commercialization of the SMEI diagnostic test. Cash on hand at 30 June was approximately $9 million.

Corporate Governance

As shareholders are aware Bionomics' is progressively adopting the ASX corporate governance framework and undertaking reviews of its key business risks over a three year period that commenced on 1 July 2003. We are on track to complete the remaining tasks in this process and your Board continues to review governance structures and procedures designed to ensure that at all

levels the operation of Bionomics generates long-term shareholder value and protects shareholders' interests.

Shareholders will be aware that last week the ASX and AusBiotech, the peak industry body, jointly released guidelines for the release of information to the ASX by biotech companies. Bionomics supports both the rationale and intent of the guidelines and applauds both the ASX and AusBiotech for this initiative, which it is hoped will give investors greater confidence in the sector.

Closing Statements

In closing, the Board believes Bionomics is well positioned for significant progress over the short term and to take advantage of the achievements of the past year. We are particularly pleased to welcome Dr George Jessup to the Board. George has a wealth of biotechnology and Pharma company experience – as both an investor and as a senior executive. We are also pleased to welcome Stephen Birrell as our full-time Chief Financial Officer and Company Secretary.

I would be remiss if I did not thank our scientists and staff for their great work and all Board members for their diligence and guidance in the past year. I also thank shareholders for their support during this year of transformation for Bionomics. Of course, as Deputy Chairman I join Peter in making these thanks.

Finally, I'd like to say that the two acquisitions in 2004/05 have required the Company to make some hard decisions and its' success in facing these shows a certain maturity and readiness for the challenges the future will bring.

I will now hand over to Dr Rathjen to present the review of operations and our objectives for the current financial year and once again thank you all for your support.

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CEO'S AGM PRESENTATION NOVEMBER 2005

Ladies and Gentlemen, fellow Shareholders,

Thank you for your attendance here today, I am pleased to present to you the review of the operations of Bionomics.

I will start by providing a review of the company's 04/05 objectives and our performance against those objectives with a summary of year over year progress.

Then I will talk about Bionomics two acquisitions – Iliad Chemicals and Neurofit – and the benefits these acquisitions have brought to the company in terms of new therapeutic programs and infrastructure as well as future business development opportunities.

Bionomics is now moving to be a clinical stage company with the nomination of a drug candidate in early 2006 and we have prioritized our resources to support our lead cancer program and in that context I will address Bionomics' therapeutics programs and our objectives for 05/06.

04/05 Objectives and Operational Performance

Our corporate objectives were:

1. To build revenue streams
2. To a put in place a therapeutic pipeline in line with Bionomics' strategy
3. To ensure that Bionomics could execute its R&D plans through access to appropriate expertise and capital.

Bionomics achieved the first of its objectives through the license agreements with Athena Diagnostics and Genetic Technologies. Total cash inflows from commercial activities for 04/05 was $1.21 million – up from $68,000 in 03/04.

The second of the Company's objectives – to put in place a pipeline of therapeutic programs – was achieved through Bionomics anxiety project and through the acquisition of Iliad Chemicals. Bionomics now has compounds under development for the treatment of cancer, multiple sclerosis, anxiety and epilepsy.

Bionomics has ensured that it is in a position to execute its strategy as a result of the capital raising completed in association with the acquisition of Iliad Chemicals Pty Ltd. Importantly the Company now has access to critical infrastructure required to fast track the discovery and development of therapeutic compounds through the acquisitions of Neurofit and Iliad.

I have used the word electric to describe the focus, effort and enthusiasm displayed by Bionomics' scientists in their efforts to discover and develop potential new drugs with significant commercial prospects.

This has been reflected in the high level of achievement of our R&D objectives.

In CNS drug discovery our R&D objectives were substantially achieved – through the screening of a large compound library and subsequent evaluation of positive compounds which are to be further optimized and developed through the course of the current financial year – and through the expansion of our technology in evaluating drugs which act on ion channels.

In the cancer area last year's objectives were to advance the validation of breast cancer drug target BNO69 and also the validation of drug targets which can be used to develop antibody therapeutics. We are excited by the progress made in 04/05 on both these fronts. We are looking to commercialize our antibody drug targets during 05/06. Our cancer team is now working all out to move our anti-cancer compounds to the clinic – a key R&D objective for 05/06.

Placing Bionomics progress in 04/05 in context, year on year the Company has grown across the board – marketed products with the SMEI test now marketed through Bionomics' licensees, secured licensing deals, therapeutic pipeline, number of employees and market capitalization. These are all important pointers of success towards the achievement of a successful biotechnology company of substantial market capitalization.

As our Chairman has already mentioned Bionomics' has played an active role in consolidation of the Australian biotech sector in the past year. We have also addressed critical infrastructure needs for the company in prosecuting its strategy.

Neurofit Acquisition
The acquisition of Neurofit, a preclinical CRO offering an extensive range of tests for neurological diseases, filled a critical need for Bionomics in terms of the infrastructure required to rapidly progress its CNS therapeutic programs.

We use a portion of Neurofit's capacity to evaluate products from our own discovery programs, but otherwise the company operates relatively independently. In addition to this and revenue from these services, we find that the Neurofit subsidiary offers the tangible benefit that it creates frequent opportunities for contact with the many big pharmas and biotech companies that Neurofit has as customers.

Iliad Acquisition

Our second acquisition, that of Iliad Chemicals, was intended to fill our need for medicinal chemistry expertise, but here we were fortunate to identify a company that offered much more.

Iliad offers Bionomics 4 valuable assets. The first is a group of outstanding chemists led by Dr. Bernie Flynn, who is one of the most respected young chemists in Australia.

Secondly, there is a proprietary chemistry platform called MultiCore invented by Bernie Flynn that allows the rapid optimization of hits based the concept of "core hopping". In essence, this means building a variety of different compounds that have similar 3D exterior surfaces, but are built around different interior scaffolds. This offers a number of advantages in terms of chemical characteristics of potential new drugs and protection of chemical space IP.

And lastly, Iliad had two therapeutic development programs with promising compounds that are closely aligned with our existing development programs and core competencies.

The first was in cancer, targeting cancer blood vessels and the second was a potassium channel inhibitor for multiple sclerosis.

More in the deal making pipeline

The Iliad acquisition has also brought to Bionomics a number of additional commercialization opportunities – MultiCore chemistry, the potassium channel blockers for multiple sclerosis, and vascular targeting compounds for the treatment of cancer. Each of these opportunities will be commercialized at the appropriate time when value has been maximized for Bionomics' shareholders. Simply put – the Iliad acquisition has strengthened the deal-making pipeline as well as the therapeutic pipeline of Bionomics.

It is pleasing to report the progress Bionomics has made since year end in further licensing of our non-core assets – in particular our epilepsy diagnostic IP. Today we announced that we have licensed two genetic tests for the diagnosis of epilepsy to Laboratory Corporation of America Holdings (LabCorp), a substantial New York Stock Exchange listed company (NYSE:LH). LabCorp had annual sales in excess of US$3.0 billion in 2004 and is the second largest provider of diagnostic services in the US. Bionomics will receive upfront fees and royalties on the sale of the test by LabCorp. This is another demonstration that Bionomics is making money from the research that it has undertaken.

Bionomics Therapeutics Programs

We have added to our epilepsy drug discovery project a program in anxiety which is directed a product which stops the symptoms of anxiety whilst lacking

sedative effects. The compounds we are working with in this program are amenable to our proprietary MultiCore chemistry.

Our Multiple sclerosis program is focused on the only readily synthesized small drug-like molecules targeting the Kv1.3 potassium ion channel currently in development. In this area Bionomics faces very little competition.

The highest priority and most advanced program within the company are the cancer vascular targeting compounds. Whilst there are a number of other companies pursuing this approach to the treatment of solid tumours such as breast cancer, the compounds currently under evaluation at Bionomics are more potent, more selective where selectivity has been the key limiting factor for compound advancement, have improved chemical stability, and are easier to manufacture compared with competing compounds. These elements have defined Bionomics competitive advantage in an area which holds great promise for new cancer treatments. We were delighted to announce on November 1 the grant in New Zealand of a patent covering compounds of interest to Bionomics This patent covers a range of structures that have demonstrated significant efficacy as anticancer agents. These compounds have resulted from application of our MultiCore® chemistry platform to vascular targeting, a highly promising new area of anticancer drug discovery.

Pipeline Progress
As you can see that this year will see Bionomics take great strides in the execution of its 3 year plan. The VTA project will move towards the clinic with the selection of a drug candidate and the commencement of clinical trial enabling activities such as formal toxicology and manufacturing. Bionomics has already commenced discussions with clinical groups who may become involved in clinical trials.

In parallel our multiple sclerosis, anxiety, and epilepsy projects will reach lead compound series selection milestones, including the filing of patent applications on compounds which will undergo further development.

VTA project
Vascular targeting agents (VTA) are able to selectively attack the blood vessels found in solid tumours such as breast cancer. Unlike compounds which inhibit angiogenesis – the process of new blood vessel growth – the vascular targeting agents being developed by Bionomics are able to disrupt and destroy established blood vessels within the core of a solid tumour. This means that they provide a potentially more powerful treatment for solid cancers than the anti-angiogenic approach. In addition the vascular targeting approach to cancer treatment is unlikely to generate resistance to therapy such as seen with other approaches. Resistance ultimately enables cancer relapse. The vascular targeting approach, through its more selective attack on the cancer core, is also potentially free of many of the significant side-effects of cytotoxic drugs.

An extensive evaluation of close to 100 compounds has taken place at Bionomics in the short time since the completion of our acquisition of Iliad. This evaluation has utilized the components of Bionomics Angene platform for cancer drug discovery. A small, and highly selected, number of compounds are currently undergoing detailed evaluation at Bionomics prior to formal selection of the compound to undergo clinical development in patients with cancer. These compounds demonstrate many desirable characteristics of our preferred drug candidate – including inhibition of tumour growth in animals and importantly they are able to selectively shut down blood vessels within solid tumours for example breast cancer whilst sparing blood vessels of organs such as the spleen, liver, lungs and heart.

Bionomics has learnt from the mistakes of others in this field. Our approach, which is unique in this area, has been to design-in chemical robustness, a high degree of selectivity for tumour blood vessels and potency in inhibiting the growth of tumours. By addressing the issues which others have to date failed to address with their compounds in development Bionomics has defined a strong competitive advantage.

A key milestone for Bionomics in early 2006 will be the selection of our clinical drug candidate.

Multiple Sclerosis project

Multiple sclerosis is a debilitating neurodegenerative disorder, with a critical need for new approaches to treatment. It is important to note that no new treatments for this serious condition have received FDA regulatory approval for 11 years. Bionomics approach to the discovery of new treatments for MS is to target the inflammatory T cells responsible for degradation of the myelin sheath with surrounds nerve cells.

The Kv1.3 ion channel is upregulated on a type of T cell involved in MS – the effector memory T cell. By identifying compounds which block the activity of Kv1.3 it is hoped to suppress the activity of these T cells. Bionomics is working on a series of patent protected small molecules. Our chemistry effort is directed at making analogues of these compounds known as khellinones having improved chemical properties. This project involves a close working relationship between Bionomics and the Walter and Eliza Hall Institute as well as the resources of Neurofit.

Anxiety project

Bionomics anxiety project also involves a close working relationship between Bionomics, WEHI, the Howard Florey and our subsidiary company Neurofit. Approximately 2 million Australians suffers from a medically diagnosed anxiety disorder, in the US this number is approximately 19 million. The clinical need is

for a non-addictive, non-sedating, fast acting drug which can be taken once or twice a day.

Last year Bionomics undertook a screening campaign which identified potentiators of the GABA response. GABA is an important inhibitory signal in anxiety. Bionomics is currently undertaking further evaluation of these compounds at Neurofit as a prelude to undertaking further chemistry to optimize the activity of these compounds. In parallel Bionomics has identified anxiolytic compounds which lack sedation. These compounds are undergoing optimization to improve solubility. In parallel with their laboratory activities our scientist are ensuring that Bionomics will be able to claim patent protection for compounds under development as selective treatments for anxiety.

Objectives for this year

Our objectives for the current financial year are clear:

1. Progress the cancer VTA project towards the clinic, identifying a drug candidate and completing those activities which will enable the commencement of clinical trials
2. Selection of lead candidates in anxiety, epilepsy and MS projects, filing of patent applications to cover key compounds which will undergo further development.
3. Increase our income. We see a number of avenues for this including through additional licensing of epilepsy diagnostics, out-licensing of non-core assets such as our antibody drug targets, and taking advantage of the additional commercialization opportunities inherent in our Iliad acquisition as well as supporting the CRO business of our subsidiary Neurofit.

Bionomics progress year-on-year

In closing, I would reiterate that Bionomics progress as measured by a number of parameters has been substantial. Bionomics has a healthy pipeline of compounds under development and a world competitive position in CNS and cancer, positioned to make significant progress and accrete shareholder value in the short term. The human capital of Bionomics is a significant asset for the Company. We are delighted to welcome Bernie Flynn and his team of talented chemists and also the team at Neurofit to Bionomics. We are looking forward to their continued role in the development of Bionomics drug candidates. I thank all of our staff and scientists for their commitment to Bionomics – and for the enthusiasm with which they approached the challenges of the past year.

I thank the Board for their guidance and wise counsel. In particular I would like to acknowledge the part played by our Chairman Peter Jonson in the transformation of Bionomics during the course of this year. Peter is a passionate advocate of the Australian biotech sector and is supportive of developments which enhance its competitiveness. I'd also like to express my deep appreciation for the support of shareholders. Thank you for your attendance here today

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Annual General Meeting November 2005

As delivered by Deputy Chairman
Peter Maddern

Bionomics Limited

Safe Harbour Statement

Bionomics

Factors Affecting Future Performance

This presentation contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this presentation that relate to prospective events or developments, including, without limitation, statements made regarding Bionomics' epilepsy diagnostic products, drug discovery programs, the Neurofit business, fee for service business and Bionomics' pending patent applications are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this presentation.

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Strategy to 2008

Bionomics

- 2 compounds in Phase II clinical trials
- 5 preclinical programs
- Targeted capitalisation of $200 million

Strategy to 2008

Bionomics

- Bionomics has shown its willingness to participate in industry consolidation
- Our Iliad acquisition is delivering on its promise

Financial Position – 30 June 2005

Bionomics

- Total revenues:
  $3.173 million,
  a 60% increase over 03/04
- Commercial income:
  $1.208 million
  (grown from $68,000 in 03/04)
- Net Operating Out Flows:
  $3.333 million
- Cash position: $9.005 million

Annual General Meeting

Deborah Rathjen

CEO & Managing Director

Bionomics

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Bionomics Scorecard

Corporate Objectives		Results
Build revenue streams through new alliances	✓	Licensing to Athena Diagnostics (US) and Genetic Technologies Limited (Australia) saw Bionomics receive upfront payments and royalties Total cash inflows from commercial activities for 2004-2005 was $1.21 million
Position Bionomics for future growth	✓	acquisition of Iliad Chemicals Pty Limited - Iliad compounds are now under development for the treatment of solid cancers and for multiple sclerosis
Access to appropriate expertise and finance	✓ ✓	$6 million capital raising Acquisition of Neurofit SAS

Bionomics Scorecard Objectives

CNS Drug Discovery R&D Objectives		Results
Identify compounds with the potential for further development	✓ ✓	Screening of chemical libraries successfully completed using state of the art high throughput screening technology From 100,000 compounds screened, 54 compounds undergoing further testing Compounds evaluated showing an ability to inhibit anxiety without a key side effect of sedation
Expansion of Bionomics' ionX® CNS drug discovery platform through evaluation of proprietary mouse models	✓ ✓	Bionomics' GABA-A receptor gene knock-in mouse has attributes which allow it to be used as a model for anxiety and epilepsy Bionomics' proprietary sodium channel (SCN1B) gene knock-in mouse has enhanced seizure tendencies

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Bionomics Scorecard Objectives

Cancer Drug Discovery

R&D Objectives		Results
Validation of BNO69 as an important breast cancer target	✓	BNO69 plays a key role in the ability of endothelial cells to grow and form capillaries: - demonstrates the potential as a target for curtailing solid tumour growth
	✓	New data indicates that antibodies against BNO69 may be used to distinguish between malignant and benign breast cancers
Identification of 20 potential angiogenesis drug targets with emphasis on cell surface proteins, for antibody therapeutics market	✓	Over 40 genes were validated using the Angene® platform, yielding 21 potential angiogenesis drug targets

Bionomics year-over-year progress

Year	2003/2004	2004/2005
Marketed products	0	1
Licensing deals	0	2
Additional licensing opportunities	-	3
Deal pipeline	Developing	Strong
Drug discovery & development programs	4	4
Employees	24	44
Cash burn	$3.0m	$3.3m
Market cap	~$17m	~$23m

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What Neurofit brings to Bionomics

Bionomics

- Neurofit will fast-track development of our preclinical candidates
  - Neurofit provides an avenue for Bionomics to access broader CNS opportunities
  - Models will be transferred to Neurofit to industrialize preclinical development
- Neurofit has a strong Pharma client base to provide a path for licensing and partnerships – our calling card
- Intellectual property
  - Compounds for treating neurodegenerative disorders – Parkinsons Disease, Alzheimers Disease, ALS etc
  - Mouse model for Parkinson's disease

NEUROFIT

What Iliad brings to Bionomics

Bionomics

Multicore®	World class chemistry
• *Chemical diversity* • *Rapid lead optimization of multiple drug-like cores* • *Improved patent position* • *Low cost synthesis*	• *Respected chemist Dr. Bernie Flynn – inventor of Multicore®* • *Team of expert medicinal chemists*
Kv1.3 inhibitor for multiple sclerosis	**Combretastatin A4 analogs for vascular targeting**
• *Small molecules* • *Easy syntheses* • *Potent (EC50 70nM)* • *Closely aligned with BNO core competency in ion channels*	• *Analogs identified on three scaffolds with up to 40X greater potency than CA4* • *Closely aligned with BNO competency in angiogenesis*


Bionomics' Business Development Opportunities
Bionomics
$$$
Phase II
Vascular Targeting
Preclinical
Multiple Sclerosis
Chemistry
MultiCore®
Diagnostics
Drug Targets
Non-core Assets


Bionomics' Development Priorities
Bionomics
• Potent and specific
• Chemically stable
• Easy to manufacture
• Small number of competitors
Vascular Targeting
• Only effective small, drug-like molecules in development
• Little competition
Multiple Sclerosis
• Suppression of anxiety without sedation
• Compounds suited to MultiCore®
Anxiety
Combination of genomics information and proprietary animal model
Epilepsy

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Bionomics Pipeline
Bionomics
TARGETS/ SCREENING
CHEMISTRY
PRECLINICAL
CLINICAL
CNS
Kv1.3 Multiple Sclerosis
GABA Epilepsy
GABA Anxiety
Other CNS
CANCER
Vascular Targeting
BNO69 Breast Cancer Angiogenesis
Other Angiogenesis

Vascular targeting compounds to treat solid cancers

- Breast cancer affects 9% of women in western world
- This translates into 200,000 new cases pa in US with 25% mortality rate.
- Breast cancer drug sales in 2002:
  - US$5.9 billion

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Bionomics vascular targeting compounds specifically shut-down cancer blood vessels.....
Bionomics
CONTROL
BNC
Tumour x40
Tumour x40


...and spare normal blood vessels
Bionomics
SALINE
BNC
Spleen x40
Liver x40
Kidney x40
Spleen x40
Liver x40
Kidney x40

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Bionomics competitive position in the vascular targeting landscape

Bionomics

Issue	Competing Compounds	Bionomics Compound
Selectivity for tumour blood vessels not high enough	+/-	+++
Narrow therapeutic window	+/-	+++
Efficacy	++	+++
Ease of synthesis	+++/-	+++
Chemical stability	+++/-	+++

Multiple Sclerosis Market

Bionomics

- US$2 billion pa in sales
- Affects approximately 350,000 people in the US
- Degenerative disease of the CNS characterised by loss of myelin sheath around nerves

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Bionomics has identified novel small molecules blockers of Kv1.3 for the treatment of MS

Bionomics



KV 1.3 Jurkat
V (mV)
+40
-80
Control (0.5% DMSO)
+ 8μM BNC 31
500 pA
100 ms

The Anxiety Market

Bionomics

- US$14.5 billion in 2003
- Approximately 19 million Americans suffer from an anxiety disorder
- Patients need medications which are non-sedating, non-addictive and don't affect memory

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Anxiety drug discovery program : Anxiolytic action without sedation

Bionomics



Elevated Plus Maze
Time in open (seconds)
25
20
15
10
5
0
Vehicle
Diazepam 5mg/kg
BNC10002 20 mg/kg
BNC10002 100 mg/kg
Rotarod
Time in open (seconds)
25
20
15
10
5
0
Vehicle
BNC10002 20 mg/kg
BNC10002 100 mg/kg

Objectives

Bionomics

- Cancer compound approaching clinic
  - Select drug candidate
  - Complete clinical trial enabling work
- Selection of lead candidates in anxiety, epilepsy and MS projects
  - Filing of patent applications to cover key compounds which will undergo further development
- Grow commercial revenues

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Bionomics year-over-year progress

Bionomics

Year	2003/2004	2004/2005
Marketed products	0	1
Licensing deals	0	2
Additional licensing opportunities	-	3
Deal pipeline	**Developing**	**Strong**
Drug discovery & development programs	4	4
Employees	24	44
Cash burn	$3.0m	$3.3m
Market cap	~$17m	~$23m

Annual General Meeting November 2005

Bionomics Limited

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Bionomics Limited

SEC MAIL
RECEIVED
NOV 15 2005
WASH. D.C.

Friday 4 November 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per

Stephen Birrell
CFO & Company Secretary

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BIONOMICS LIMITED
ABN: 53 075 582 740

ASX RELEASE
3 November 2005

Notice of outcome in respect of resolutions put to Annual General Meeting held at 10.30am 3 November 2005.

Bionomics Limited hereby gives notice to the Australian Stock Exchange Limited ("ASX") that shareholders of the Company passed all resolutions (i.e. Items 2 to 7 inclusive) considered before the meeting today.

With respect to Resolution 1, **adoption of remuneration report**, the total number of proxy votes in respect of which the appointments specified that:

(i)	The proxy is to vote for the resolution	64,412,706
(ii)	The proxy is to vote against the resolution	178,573
(iii)	The proxy is to abstain on the resolution	74,681
(iv)	The proxy may vote at the proxy's discretion	5,025,127

With respect to Resolution 2, **re-election of Dr Peter Jonson as a Non-Executive Director and Chairman**, the total number of proxy votes in respect of which the appointments specified that:

(i)	The proxy is to vote for the resolution	64,860,727
(ii)	The proxy is to vote against the resolution	87,233
(iii)	The proxy is to abstain on the resolution	18,000
(iv)	The proxy may vote at the proxy's discretion	4,725,127

With respect to Resolution 3, **approval re-election of Dr George Jessup as a Non-Executive Director**, the total number of proxy votes in respect of which the appointments specified that:

(i)	The proxy is to vote for the resolution	64,859,684
(ii)	The proxy is to vote against the resolution	88,276
(iii)	The proxy is to abstain on the resolution	18,000
(iv)	The proxy may vote at the proxy's discretion	4,725,127

With respect to Resolution 4, **re-election of Mr Peter Maddern as a Non-Executive Director**, the total number of proxy votes in respect of which the appointments specified that:

(i)	The proxy is to vote for the resolution	64,874,160
(ii)	The proxy is to vote against the resolution	127,133
(iii)	The proxy is to abstain on the resolution	18,000
(iv)	The proxy may vote at the proxy's discretion	4,671,794

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With respect to Resolution 5, **approval of the issue of shares to Directors**, the total number of proxy votes in respect of which the appointments specified that:

(i)	The proxy is to vote for the resolution	61,802,550
(ii)	The proxy is to vote against the resolution	434,118
(iii)	The proxy is to abstain on the resolution	15,000
(iv)	The proxy may vote at the proxy's discretion	4,713,127

With respect to Resolution 6, **approval of the proposed issue of shares and share options to Dr Deborah Rathjen**, the total number of proxy votes in respect of which the appointments specified that:

(i)	The proxy is to vote for the resolution	61,785,706
(ii)	The proxy is to vote against the resolution	432,247
(iii)	The proxy is to abstain on the resolution	15,000
(iv)	The proxy may vote at the proxy's discretion	4,731,842

With respect to Resolution 7, **approval of the Bionomics Limited Employee Share Plan**, the total number of proxy votes in respect of which the appointments specified that:

(i)	The proxy is to vote for the resolution	61,955,004
(ii)	The proxy is to vote against the resolution	243,645
(iii)	The proxy is to abstain on the resolution	37,304
(iv)	The proxy may vote at the proxy's discretion	4,728,842

The Notice of Annual General Meeting and accompanying documents were lodged with ASX on 30 September 2005.

This notice is given in accordance with ASX Listing Rule 3.13.2.

STEPHEN BIRRELL
COMPANY SECRETARY
BIONOMICS LIMITED